Filed Pursuant to Rule 433

Registration No. 333-200089

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside, Principal at Risk Securities, Series A Linked to the EURO STOXX 50® Index due August 3, 2020

Term Sheet to the Preliminary Pricing Supplement dated January 5, 2017

Summary of Terms		Investment Description

Issuer	The Bank of Nova Scotia (the “Bank”)

•                   Linked to the EURO STOXX 50® Index

•                   Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity.  Instead, the Securities provide for a payment at maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Index from its Starting Level to its Ending Level.

The payment at maturity will reflect the following terms:

o                 If the value of the Index increases:

You will receive the Principal Amount plus 200% participation in the upside performance of the Index, subject to the Capped Value of [$1,400.00-$1,450.00] per $1,000 Principal Amount of the Securities;

o                 If the value of the Index decreases but the decrease is not more than 20%:

You will be repaid the Principal Amount;

o                 If the value of the Index decreases by more than 20%:

You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the value of the Index in excess of 20%.

•                   Investors may lose up to 80% of the Principal Amount.

•                   All payments on the Securities are subject to the credit risk of The Bank of Nova Scotia, and you will have no right to any securities tracked by the Index; if The Bank of Nova Scotia defaults on its obligations, you could lose some or all of your investment.

•                   No periodic interest payments or dividends.

•                   No exchange listing; designed to be held to maturity.

Term	Approximately 3.5 years
Market Measure	EURO STOXX 50® Index (SX5E) (the “Index”)
Pricing Date	Expected to be January 31, 2017
Issue Date	Expected to be February 3, 2017
Principal Amount	$1,000 per Security
Original Offering Price	100% of the Principal Amount of each Security
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Stated Maturity Date	August 3, 2020
Starting Level	The closing level of the Index on the Pricing Date
Ending Level	The closing level of the Index on the Calculation Day
Capped Value	[$1,400.00-$1,450.00] per $1,000 Principal Amount of the Securities (the actual amount to be set on the Pricing Date)
Threshold Level	To be determined on the Pricing Date (equal to the Starting Level multiplied by the difference of 100% minus the Threshold Percentage)
Threshold Percentage	20.00%
Participation Rate	200%
Percentage Change

The percentage increase or decrease in the Ending Level from the Starting Level.  The Percentage Change may reflect a positive return (based on any increase in the level of the Index over the life of the Securities) or a negative return (based on any decrease in the level of the Index over the life of the Securities).

Calculation Day	July 27, 2020
Calculation Agent	Scotia Capital Inc., an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount

Up to 3.60% of which dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.00%, and WFA will receive a distribution expense fee of 0.075%

CUSIP/ISIN	064159JE7/ US064159JE75
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC

If the Securities priced today, the estimated value of the Securities would be between $917.43 (91.743%) and $945.15 (94.515%) per $1,000 Principal Amount.  See “The Bank’s Estimated Value of the Securities” in the pricing supplement.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.

This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision.  This term sheet should be read in conjunction with the pricing supplement, product prospectus supplement, prospectus supplement, and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a Capped Value of $1,425 per $1,000 Principal Amount of the Securities, a Participation Rate of 200% and a Threshold Percentage of 20% (the Threshold Level equal to 80% of the Starting Level).

This graph has been prepared for purposes of illustration only.  Your actual return will depend on the actual Capped Value and Ending Level and whether you hold your Securities to maturity.

Hypothetical Returns on the Securities

Hypothetical Ending Level	Hypothetical Percentage Change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount at Maturity per Security	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
6,581.04	100.00%	$1,425.00	42.50%	10.38%
4,935.78	50.00%	$1,425.00	42.50%	10.38%
4,277.68	30.00%	$1,425.00	42.50%	10.38%
3,948.62	20.00%	$1,400.00	40.00%	9.85%
3,619.57	10.00%	$1,200.00	20.00%	5.28%
3,455.05	5.00%	$1,100.00	10.00%	2.74%
3,290.52(2)	0.00%	$1,000.00	0.00%	0.00%
3,125.99	-5.00%	$1,000.00	0.00%	0.00%
2,961.47	-10.00%	$1,000.00	0.00%	0.00%
2,796.94	-15.00%	$1,000.00	0.00%	0.00%
2,632.42	-20.00%	$1,000.00	0.00%	0.00%
2,599.51	-21.00%	$990.00	-1.00%	-0.29%
2,467.89	-25.00%	$950.00	-5.00%	-1.46%
1,645.26	-50.00%	$700.00	-30.00%	-9.94%
822.63	-75.00%	$450.00	-55.00%	-21.57%
0.00	-100.00%	$200.00	-80.00%	-41.09%

Each Security has a Principal Amount of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical Starting Level (the closing level of the Index on December 30, 2016.)

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual Ending Level and Capped Value.

How the Redemption Amount at Maturity is Calculated

The Redemption Amount at Maturity will be determined as follows:

•                 If the Ending Level is greater than the Starting Level, then the Redemption Amount at Maturity will equal the lesser of:

(a) the Principal Amount + (Principal Amount x Participation Rate x Percentage Change) and (b) the Capped Value

•                 If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount at Maturity will be equal to $1,000

•                 If the Ending Level is less than the Threshold Level, the Redemption Amount at Maturity will be equal to:

Principal Amount + [Principal Amount × (Percentage Change + Threshold Percentage)]

If the Ending Level is less than the Threshold Level, you will receive less, and possibly 80% less, than the Principal Amount of your Securities at maturity.

EURO STOXX 50® Index Daily Closing Levels*

*The graph above sets forth the daily closing levels of the Index for the period from January 2, 2004 to December 30 2016.  The closing level on December 30, 2016 was 3,290.52. The historical performance of the Index is not an indication of the future performance of the Index during the term of the Securities.

Selected Risk Considerations

The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.  Please review those risk disclosures carefully.

•                  The inclusion of dealer spread and projected profit from hedging in the original offering price is likely to adversely affect secondary market prices.

•                  Risk of Loss at Maturity: Any payment on the Securities at maturity depends on the Percentage Change of the Index. The Bank will only repay you the full principal amount of your Securities if the Percentage Change is equal to or greater than -20.00%. If the Percentage Change is less than -20.00%, meaning the percentage decline from the Starting Level to the Ending Level is greater than the 20.00% Threshold Percentage, you will receive less than the your initial investment and will have a 1-to-1 downside exposure to the decrease in the value of the Index in excess of 20.00%.  Accordingly, you may lose up to 80% of your investment in the Securities if the percentage decline from the Starting Level to the Ending Level is greater than 20.00%.

•                  The downside market exposure to the Index is buffered only at maturity.

•                  Your potential Redemption Amount at Maturity is limited by the Capped Value.

•                  The Bank’s estimated value of the Securities will be lower than the original offering price of the Securities.

•                  The Bank’s estimated value does not represent future values of the Securities and may differ from other’s estimates.

•                  The Bank’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt.

•                  The Securities differ from conventional debt securities.

•                  No Interest: The Securities will not bear interest and, accordingly, you will not receive any interest payments on the Securities.

•                  Your investment is subject to the credit risk of The Bank of Nova Scotia.

•                  The Securities are subject to market risk.

•                  An Investment in the Securities Is Subject to Risks Associated with Non-U.S. Securities.

•                  The U.K.’s referendum to leave the European Union may adversely affect the performance of the Reference Asset.

•                  The participation rate applies only at maturity.

•                  The Redemption Amount at Maturity is not linked to the level of the Index at any time other than the Calculation Day.

•                  If the levels of the Index or the Index constituent stocks change, the market value of your Securities may not change in the same manner.

•                  Holding the Securities is not the same as holding the Index constituent stocks.

•                  There is no assurance that the investment view implicit in the Securities will be successful.

•                  The Index reflects price return only and not total return.

•                  Past performance is not indicative of future performance.

•                  We may sell additional Securities at a different issue price.

•                  Changes affecting the Index could have an adverse effect on the value of the Securities.

•                  The Bank cannot control actions by the sponsor of the Index and the sponsor of the Index has no obligation to consider your interests.

•                  The eurozone financial crisis could negatively impact investors in the Securities.

•                  The price at which the Securities may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

•                  The Securities lack liquidity.

•                  Hedging activities by the Bank may negatively impact investors in the Securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the Securities.

•                  Market activities by the Bank or the underwriters for their own respective accounts or for their respective clients could negatively impact investors in the Securities.

•                  The Bank, the Underwriters and their respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include the issuers of the Index constituent stocks.

•                  Other investors in the Securities may not have the same interests as you.

•                  The calculation agent can postpone the Calculation Day for the Securities if a market disruption event with respect to the Index occurs.

•                  There is no affiliation between any Index constituent stock issuer or the sponsor of the Index and us, and neither we nor any of the underwriters is responsible for any disclosure by any of the Index constituent stock issuers or the sponsor of the Index.

•                  A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the Securities to you.

•                  Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor.  The Securities described herein are not a suitable investment for all investors.  In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks.  Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per note.  The underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.

Not a research report

This material is not a product of the Bank’s research department.

Consult your tax advisor

Investors should review carefully the pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

"EURO STOXX 50®” and "STOXX®," are trademarks of STOXX Limited and have been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by EURO STOXX 50® or STOXX Limited and STOXX Limited make no representation regarding the advisability of investing in the Securities.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.